Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-282789

BROOKFIELD REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 1 DATED JULY 17, 2025
TO THE PROSPECTUS DATED JULY 2, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated July 2, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide updates on our investment portfolio;
•to disclose the transaction price for each class of our common stock sold in this public offering (the “Offering”) as of August 1, 2025;
•to disclose the calculation of our June 30, 2025 net asset value (“NAV”) per share for all share classes;
•to provide an update on the status of our Offering; and
•to disclose certain updates to the discussion contained under the heading “Material U.S. Federal Income Tax Considerations” in the Prospectus.
Investment Portfolio Updates
As of June 30, 2025, our portfolio, based on the NAV of our investments, consisted of 76% real estate properties and 24% real estate-related loans and securities. NAV is measured as the fair value of our investments less any mortgages or debt obligations related to such investments.
As of June 30, 2025, our real estate properties, based on the total asset value of our properties measured at fair value, consisted of multifamily (47%), net lease (21%), logistics (16%), single-family rental (9%), student housing (5%), and office (2%).

August 1, 2025 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2025 (and repurchases as of July 31, 2025) is as follows:

Transaction Price (per share)
Class S	$10.4067
Class I	$10.5143
Class D	$10.6082
Class T	$10.5713
The August 1, 2025 transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2025. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
June 30, 2025 NAV Per Share
NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.BrookfieldREIT.com and is made available on our toll-free, automated telephone line at (833) 625-7348. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for June 30, 2025 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class D, Class T, Class C and Class E shares of common stock, as well as partnership interests in the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of June 30, 2025 ($ and shares/units in thousands):

Components of NAV	June 30, 2025
Investments in real estate	$1,783,210
Investments in real estate-related loans and securities	216,460
Investments in unconsolidated entities(1)	101,284
Cash and cash equivalents	25,397
Restricted cash	11,816
Other assets	36,078
Debt obligations	(1,071,468)
Accrued stockholder servicing fees(2)	(205)
Management fee payable	(1,031)
Distribution payable	(5,557)
Subscriptions received in advance	(931)
Other liabilities	(48,401)
Non-controlling interests in consolidated entities	(60,455)
Net asset value	$986,197
Number of shares/units outstanding	94,268

(1)
Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of June 30, 2025, our allocable share of the gross real estate asset value held by such entities was $460.1 million.

(2)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of June 30, 2025, we had accrued under GAAP approximately $15.1 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of June 30, 2025 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Class I OP Units(2)	Third-party Class E OP Units(2)	Total
Net asset value	$272,994	$325,102	$1,106	$157	$71,775	$15,690	$274,541	$24,832	$986,197
Number of shares/units outstanding	26,233	30,920	104	15	7,026	1,494	26,111	2,365	94,268
NAV per share/unit as of June 30, 2025	$10.4067	$10.5143	$10.6082	$10.5713	$10.2154	$10.5017	$10.5143	$10.5017

(1)	Class C and Class E shares of our common stock are not sold in this Offering.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2025 valuations, based on property types. Once we own more than one office investment, we will include the key assumptions for that property type.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily/Student Housing	7.3%	5.9%
Single-Family Rental	7.1%	5.4%
Net Lease	7.0%	5.5%
Logistics	9.5%	6.1%

A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remained unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily/Student Housing Investment Values	Single-Family Rental Investment Values	Net Lease Investment Values	Logistics Investment Values
Discount Rate	0.25% Decrease	1.9%	1.0%	1.9%	1.8%
(weighted average)	0.25% Increase	(1.8)%	(1.1)%	(1.8)%	(1.8)%
Exit Capitalization Rate	0.25% Decrease	2.6%	3.7%	3.0%	2.7%
(weighted average)	0.25% Increase	(2.4)%	(3.4)%	(2.7)%	(2.5)%

The preceding tables do not include recently acquired properties, which are held at cost in accordance with our valuation guidelines.

The following table provides a breakdown of the major components of our total NAV as of May 31, 2025 ($ and shares/units in thousands):

Components of NAV	May 31, 2025
Investments in real estate	$1,781,480
Investments in real estate-related loans and securities	206,718
Investments in unconsolidated entities(1)	98,648
Cash and cash equivalents	22,414
Restricted cash	11,118
Other assets	44,506
Debt obligations	(1,070,888)
Accrued stockholder servicing fees(2)	(213)
Management fee payable	(1,035)
Distribution payable	(5,565)
Subscriptions received in advance	(1,270)
Other liabilities	(38,677)
Non-controlling interests in consolidated entities	(49,628)
Net asset value	$997,608
Number of shares/units outstanding	95,131

(1)
Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of May 31, 2025, our allocable share of the gross real estate asset value held by such entities was $366.3 million.

(2)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of May 31, 2025, we had accrued under GAAP approximately $15.5 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of May 31, 2025 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Class I OP Units(2)	Third-party Class E OP Units(2)	Total
Net asset value	$278,187	$332,199	$1,108	$157	$71,939	$15,662	$273,633	$24,723	$997,608
Number of shares/units outstanding	26,666	31,521	104	15	7,024	1,488	25,964	2,349	95,131
NAV Per Share/Unit as of May 31, 2025	$10.4322	$10.5389	$10.6326	$10.5937	$10.2416	$10.5261	$10.5389	$10.5261

(1)	Class C and Class E shares of our common stock are not sold in this Offering.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

Status of Our Offering
In our second public offering, which terminated on July 2, 2025, we issued and sold (i) 53,502,257 shares of our common stock for total proceeds of $655,741,963 and (ii) 3,675,692 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $44,766,276. Our third public offering was declared effective by the SEC and commenced on July 2, 2025. In our third public offering, we are currently offering on a continuous basis up to $7.5 billion in shares of common stock, consisting of up to $6.0 billion in shares in our primary offering and up to $1.5 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have not sold or issued any shares in this offering. We intend to continue selling shares in this offering on a monthly basis.

Material U.S. Federal Income Tax Considerations
The following supplements the discussion contained under the heading “Material U.S. Federal Income Tax Considerations” in the Prospectus.

The One Big Beautiful Bill Act
On July 4, 2025, President Trump signed into law the legislation known as the One Big Beautiful Bill Act (“the OBBBA”). The OBBBA made significant changes to the U.S. federal income tax laws in various areas. Among the notable changes, the OBBBA permanently extended certain provisions that were enacted in the Tax Cuts and Jobs Act of 2017, most of which were set to expire after December 31, 2025. These included the permanent extension of the 20% deduction for “qualified REIT dividends” for individuals and other non-corporate taxpayers as well as the permanent extension of the limitation on non-corporate taxpayers using “excess business losses” to offset other income. The OBBBA also increased the percentage limit under the REIT asset test applicable to taxable REIT subsidiaries (“TRSs”) from 20% to 25% for taxable years beginning after December 31, 2025. As a result, for taxable years beginning after December 31, 2025, the aggregate value of all securities of TRSs held by a REIT may not exceed 25% of the value of its gross assets.
You are urged to consult with your tax advisors with respect to the OBBBA and its potential effect on an investment in our common stock.